UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: August 4, 2005

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1.01.	Entry into a Material Definitive Agreement

On August 1, 2005, Stratus Technologies Ireland Limited (“Stratus Ireland”), a wholly owned subsidiary of Stratus Technologies International S.à r.l. (the “Company”), entered into Amendment No. 2 to its Services and Supply Agreement (the “Agreement”) with Benchmark Electronics, Inc. This amendment extends the term of the Agreement through February 27, 2008, changes the rates to be paid by Stratus Ireland for the manufacture and supply of Continuum computer systems and components and changes the liability of Stratus Ireland for excess inventory held by Benchmark Electronics.

The first amendment to the Agreement was entered into on February 17, 2005, and extended the term of the Agreement through May 15, 2005.

The Agreement was previously included as Exhibit 10 (l) with the Company’s Registration Statement on Form F-4, filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2004. Confidentiality treatment was requested and approved by the SEC for portions of this Agreement.

Item 9.01	Financial Statements and Exhibits

(c)	Exhibits

Number	Description
#10 (u)	Amendment No. 2 dated August 1, 2005 to the Services and Supply Agreement dated February 22, 2002 as previously amended on February 17, 2005.

#	Confidential treatment was requested for portions of this exhibit. Omitted material was filed separately with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.
(Registrant)

Date: August 4, 2005	By:	/s/ GRAHAM DAVID MCGREGOR-SMITH
	Name:	Graham David McGregor-Smith
	Title:	Manager

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Exhibit 10(u)

(***) Indicates confidential material that has been omitted pursuant to a request for confidentiality treatment to be filed separately with the Security and Exchange Commission (the “SEC”).

AMENDMENT NO. 2

STRATUS COMPUTER IRELAND

SERVICES AND SUPPLY AGREEMENT

This Amendment No. 2, effective as of the 31st day of May 2005, between Benchmark Electronics, Inc., a Texas corporation with its principal place of business at 3000 Technology Drive, Angleton, Texas 77515, USA, and BEI Electronics Ireland Limited, a private unlimited company organized under the laws of the Republic of Ireland with its principal place of business at Blanchardstown Industrial Park, Dublin 15, Ireland (collectively “Benchmark”) and Stratus Technologies Ireland Limited with offices at College Business and Technology Park, Blanchardstown Road North, Blanchardstown, Dublin 15, Ireland (“Stratus”) hereby amends the Manufacturing Services and Product Supply Agreement entered into between the parties on February 27, 2002 and amended by Amendment No. 1 dated January 31, 2005 (collectively “Agreement”), as follows:

1.	Term and Termination:

Pursuant to Section 14, Term and Termination, the parties mutually agree to extend the Term of the Agreement, making the expiration of the Agreement on February 27, 2008.

2.	Prices:

a.	Section 7(a)(2) of the Agreement shall be deleted in its entirety and replaced with the following:

“Benchmark Value Add shall consist of all manufacturing costs, expenses (exclusive only of Standard Material Costs), and shall be at a flat rate of *** of the Standard Material Cost for the Product through STRATUS’ fiscal year 2005 and thereafter shall be at the following rates:

STRATUS Fiscal Year	Value Add Rate	Annual Revenue Base
2006	***	***
2007	***	***
2008	***	***

The Value Add rates listed above shall be based upon the STRATUS annual revenue to Benchmark of listed above.

b.	Section 7(e) shall be added as follows:

“STRATUS shall pay Benchmark for any overtime charges Benchmark incurs to manufacture Products for STRATUS.”

3.	Materials Liability Model:

The paragraph in Attachment D to the Agreement entitled “EXCESS MATERIAL” shall be deleted in its entirety and replaced with the following:

THE MAXIMUM MATERIAL INVENTORY BENCHMARK WILL HOLD EQUATES TO THE FOLLOWING:

Effective Date – February 2006	Next *** forecasted demand (based upon STRATUS’ purchase orders and/or forecast)

March 2006 – February 2007	Next *** forecasted demand (based upon STRATUS’ purchase orders and/or forecast)

March 2007 – February 2008	Next *** forecasted demand (based upon STRATUS’ purchase orders and/or forecast)

ALL MATERIAL INVENTORY ON-HAND AT BENCHMARK’S FACILITY THAT IS GREATER THAN THE *** OF FORECASTED DEMAND SET FORTH IN THE TABLE ABOVE SHALL BE DEEMED EXCESS INVENTORY (“EXCESS INVENTORY”). ON A MONTHLY BASIS, ALL EXCESS INVENTORY WILL BE INVOICED, AT BENCHMARK’S STANDARD COST, TO STRATUS AND BECOME STRATUS’ MATERIAL INVENTORY UPON PAYMENT BY STRATUS AND CONSIGNED AT BENCHMARK’S FACILITY (“CONSIGNED INVENTORY”).

4.	Interim Contract Review

Notwithstanding anything to the contrary herein or in the Agreement, the parties agree to meet for an interim review of the Agreement in context of then current and projected business levels. This review shall be scheduled during November of 2006.

All other terms and conditions of the Agreement shall remain the same.

AGREED AS TO FORM AND SUBSTANCE:

STRATUS TECHNOLOGIES IRELAND LIMITED		BENCHMARK ELECTRONICS, INC.

By:	/s/ HILDA STAFFORD	By:	/s/ GAYLA J. DELLY
Name:	Hilda Stafford	Name:	Gayla J. Delly
Title:	Financial Controller	Title:	Executive Vice President and CFO

Date:	21 July 2005	Date:	July 29, 2005

BEI ELECTRONICS IRELAND LIMITED

By:	/s/ CARY T. FU
Name:	Cary T. Fu
Title:	Director

Date:	August 1, 2005